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                          May 17, 2024

       Rajiv Shukla
       Chief Executive Officer
       Carmell Corporation
       2403 Sidney Street, Suite 300
       Pittsburgh, PA 15203

                                                        Re: Carmell Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed May 10, 2024
                                                            File No. 333-279329

       Dear Rajiv Shukla:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Michael A. Hedge, Esq.